ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

04024809

April 26, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of April 19, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAY 05 2004
THOMSON
FINANCIAL

Enclosure

SEC MAIL PROCESSING
RECEIVED
MAY 03 2004
WASH. D.C.

dlw 5/5

Press Information

Election of new members to the Supervisory Board of Flughafen Wien AG:

On 22 April 2004 the 14th Annual General Meeting of the publicly traded Flughafen Wien AG elected three new members to the Supervisory Board: Erwin **Hameseder**, Director of Raiffeisen-Holding Niederösterreich-Wien, Karl **Samstag**, Chairman of the Board of Bank Austria – Creditanstalt AG ret. and Karl **Skyba**, General Director of Wiener Stadtwerke Holding AG ret.

These men will fill the seats of the following members who had resigned: Andreas **Staribacher,** Christian **Domany** and Hannes **Fazekas**.

The constituent meeting of the new Supervisory Board elected Karl **Samstag** as the First Deputy of this body. Johannes **Coreth**, Deputy General Director of Niederösterreichische Versicherung, remains Chairman of the Supervisory Board. The second Deputy is Alfred **Reiter**, Chairman of the Board of Investkredit Bank AG ret.

The other members of the Supervisory Board are Christoph **Herbst**, attorney-at-law, Franz **Lauer**, Deputy General Director of Wiener Städtische Versicherung, Hans-Jörgen **Manstein,** Chairman of the Supervisory Board of Manstein Zeitschriftenverlags GesmbH, and Alfons **Metzger**, court-certified expert for real estate.

The Supervisory Board of Flughafen Wien AG also includes the following members, who were delegated by the Works' Committee: Manfred **Biegler**, Gerhard **Gager**, Josef **Gypser**, Dieter **Rozboril** and Alfred **Zimmer.**

For additional information contact:

Hans Mayer (+43-1-)7007-23000

14/04 .... M/MY .... 22. April 2004